UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ Carl Yeung
Name:	Carl Yeung
Title:	Chief Financial Officer

Date: February 16, 2012

EXHIBIT INDEX

Page

Exhibit 99.1 –Press Release	4

Exhibit 99.1

Sky-mobi Limited Announces Unaudited Financial Results for the Fiscal Third Quarter 2012

HANGZHOU, China, Feb. 15, 2012 (GLOBE NEWSWIRE) — Sky-mobi Limited (“Sky-mobi” or the “Company”) (Nasdaq:MOBI), a leading mobile application store and mobile social network community operator in China, announced today its unaudited financial results for the fiscal third quarter ended December 31, 2011 (“third quarter 2012”).

Third Quarter 2012 Highlights

•

Total revenues increased 3.8% to RMB167.3 million (US$26.6 million) in third quarter 2012, compared to the fiscal third quarter ended December 31, 2010 (“third quarter 2011”). Revenues collected from third party channels, i.e., revenues not collected through mobile network operators, represented 17.6% of total revenues

•	Profit from operations was RMB2.5 million (US$0.4 million) in third quarter 2012, compared to loss from operations of RMB6.1 million in third quarter 2011

•	Non-IFRS[1] profit from operations was RMB15.0 million (US$2.4 million) in third quarter 2012, up 37.3% from third quarter 2011

•	Net profit was RMB6.4 million (US$1.0 million) in third quarter 2012, down 96.6% compared to third quarter 2011

•	Non-IFRS net profit was RMB18.9 million (US$3.0 million) in third quarter 2012, up 42.7% from third quarter 2011

•	Basic and diluted earnings per common share (“EPS”) were RMB0.02 (US$0.00). Non-IFRS basic and diluted earnings per common share were RMB0.07 (US$0.01)

•	Basic and diluted earnings per ADS[2] were RMB0.20 (US$0.03). Non-IFRS basic and diluted earnings per ADS were RMB0.59 (US$0.09)

•

Revenues collected from carrier channels decreased 6.0% to RMB128.4 million (US$20.4 million) in third quarter 2012 from third quarter 2011. Sky-mobi’s application store experienced 3.6 billion user visits with 718.4 million downloads in third quarter 2012

•

Revenues collected from third party channels increased 54.5% to RMB29.5 million (US$4.7 million) in third quarter 2012 from third quarter 2011. Sky-mobi had 16.9 million active members of the Maopao Community with 1.1 billion member log-ins in third quarter 2012

[1]	Non-IFRS figures exclude share-based compensation expenses and other non-operating one-time items. Please see “About Non-IFRS Financial Measures” in this release for more information.
[2]	American Depositary Shares, which are traded on the NASDAQ, each represents eight ordinary shares of the Company.

Commenting on the Company’s results, Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi, remarked: “Our performance was in line with our expectations. The transition from feature phones to premium feature phones and smart phones in China is accelerating, as reflected in the decline in revenue from our application store. According to a report dated July 2011 issued by Analysys International, an independent research and advisory firm, the feature phone market is the largest mobile phone segment in China and is expected to continue to dominate the mobile phone market for the next few years. Therefore, the transition to smart phones is still in its early stages and we are adapting to these changes with increased focus on the Maopao Community and Android products.”

“While the feature phone market is declining, our revenues remain strong due to the robust contribution of our Maopao Community. Our community continued to grow at a stable rate, reaching more than 144 million registered users and 16.9 million active users at quarter end. We have eight current MMO games (massively multiplayer online games) to monetize the traffic and plan to increase this portfolio to fifteen MMO games over the next 10 months,” Mr. Song continued.

“As Android phones gain traction in the low cost segment of the mobile phone market, we are focused on capturing the opportunity of a growing number of higher performance phones in the hands of the mass user market. Development of our Android application store is near final stages and is expected to be launched shortly before our fiscal year ends. In the medium term, we have re-allocated internal resources and expect to have approximately 50% of our staff working on Android by June,” Mr. Song concluded.

Commenting on the Company’s results, Carl Yeung, Chief Financial Officer of Sky-mobi, said: “Revenue was in line with our guidance. Despite a faster than expected decline in new user growth, our revenues remain strong due to the robust contribution of the sticky Maopao Community user base and higher average revenue per user generated by our popular MMO games.”

“Gross margin and operating margins were strong also due to higher contribution from the Maopao Community and ongoing prudent expenditures. Our non-IFRS total operating expenses remained flat from one year ago while staff increased by 192 people,” continued Mr. Yeung.

“Given the macro decline in the feature phone market and overall more challenging economy, we will remain prudent on expenditures and focus on investing in areas of future growth such as Maopao Community and Android products,” concluded Mr. Yeung.

Financial Results for Third Quarter 2012

Total Revenues

Sky-mobi analyzes revenue from two perspectives: by source and business unit. Beginning in fiscal 2012, the Company has expanded its disclosure to provide details on both.

Revenues by source is broken down into three categories: “Revenues collected from carrier channels”, “Revenues collected from third party channels”, and “Other revenues”.

Revenues by business unit is broken down into: “Application store revenues”, “Maopao Community revenues” and “Other revenues”.

	For the three months ended
	December 31,
In thousands	2010 (RMB)	2011 (RMB)	2011 (US$)
Revenues by source:
Revenues collected from carrier channels	136,596	128,401	20,401
Revenues collected from third party channels	19,103	29,509	4,689
Other revenues	5,456	9,403	1,494

Total revenues	161,155	167,313	26,584

	For the three months ended
	December 31,
	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)
Revenues by business unit:
Application store revenues	136,596	122,429	19,452
Maopao Community revenues	19,103	35,481	5,638
Other revenues	5,456	9,403	1,494

Total revenues	161,155	167,313	26,584

The discussion and analysis below focuses on revenues by source, as the Company believes it is more useful to investors in analyzing and understanding its business model.

Total revenues for third quarter 2012 increased 3.8% to RMB167.3 million (US$26.6million) compared to RMB161.2 million for third quarter 2011.

Revenues collected from carrier channels of RMB128.4 million (US$20.4 million) in third quarter 2012, representing 76.7% of total revenues, decreased 6.0% from third quarter 2011. Sky-mobi had 3.6 billion user visits and 718.4 million downloads of applications and contents from the Maopao application store in third quarter 2012, an increase of 1.2% and a decrease of 15.1%, respectively, compared to 3.5 billion user visits and 845.7 million downloads in third quarter 2011. The slow growth in application store user activity and decrease in downloads were primarily due to the decline in the overall feature phone market.

Revenues collected from third party channels were RMB29.5 million (US$ 4.7 million), up 54.5% from third quarter 2011 and contributing 17.6% of total revenues in third quarter 2012. Sky-mobi’s Maopao Community had 16.9 million active members and 1.1 billion member log-ins in third quarter 2012, representing an increase of 62.7% and 44.7%, respectively, compared to 10.4 million active members and 761.2 million member log-ins in third quarter 2011. Revenues from the Maopao Community increased due to the fast growth in the number of active members as well as the increased spending per active member resulting from the success of two mobile social games, namely “Fantasy of Three Kingdoms” and “Fairy Magic World.” The Company expects that revenues collected from third party channels will contribute an increasing percentage of total revenues in the quarters ahead as Sky-mobi continues to focus on growing its active mobile community member base and on diversifying revenue collection away from carrier-based payment channels.

Cost of Revenues and Gross Profit

Total cost of revenues for third quarter 2012 increased 2.2% to RMB114.5 million (US$18.2 million) compared to RMB112.1 million in third quarter 2011.

Total non-IFRS cost of revenues for third quarter 2012 increased 1.8% to RMB113.7 million (US$18.1million) compared to RMB111.7 million in third quarter 2011.

	For the three months ended December 31,
	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)
Cost of revenues:
Costs associated with payment to industry participants	100,736	104,408	16,589
Direct costs	11,377	10,140	1,611

Total cost of revenues:	112,113	114,548	18,200

Gross Margin	30.4%	31.5%

Non-IFRS cost of revenues:
Costs associated with payment to industry participants	100,736	104,408	16,589
Direct costs	10,920	9,313	1,480

Total non-IFRS cost of revenues:	111,656	113,721	18,069

Non-IFRS Gross Margin	30.7%	32.0%

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses. The discussion and analysis below focus on non-IFRS cost of revenue, as the Company believes variances on cost of revenues excluding share-based compensation would reflect the operating performance better.

Costs associated with payments to industry participants increased 3.6% to RMB104.4 million (US$16.6 million) in third quarter 2012 compared to RMB100.7 million in third quarter 2011, which was primarily due to the increased spending on higher quality mobile content to realize higher customer stickiness of its Maopao Community. Approximately RMB10.1 million (US$1.6 million) accrued costs payable for contents and handset software designs were reversed into cost of sales in third quarter 2012 upon expiry of the statute of limitation compared to RMB0.7 million reversal in third quarter 2011. The accrued costs originated from incompleteness of data provided by network operators prior to March 2010 which did not enable us to identify content sources or handset models for certain transactions.

Direct costs including salaries and benefits, depreciation, office expenses and utilities directly related to the operation of Maopao application store and Maopao Community decreased 14.7% to RMB9.3 million (US$1.5 million) in third quarter 2012 compared to RMB10.9 million in third quarter 2011. The decrease was mainly due to the shift of business focus from Maopao application store to Maopao Community, where certain direct cost are borne by content providers, and redeployment of certain management resources from operations to R&D, which is consistent with the Company’s overall strategy and business transition initiatives.

Gross profit for third quarter 2012 increased 7.6% to RMB52.8 million (US$8.4 million) compared to RMB49.0 million in third quarter 2011. Non-IFRS gross margin in third quarter 2012 was 32.0%, up from 30.7% in third quarter 2011, mainly due to more contribution from improved third party channel revenue collection as a result of increased use of third-party payment agents and the increase in reversal of accrued costs.

Operating Expenses (representing the total amount of research and development expenses, sales and marketing expenses, general and administrative expenses and other income and expense)

Total operating expenses, primarily consisting of employee salaries and benefits, training expenses, travelling, entertainment and office related expenses, decreased 8.8% in third quarter 2012 to RMB50.3 million (US$8.0 million) from RMB55.1 million in third quarter 2011.

Total non-IFRS operating expenses was RMB38.5 million (US$6.1 million) in third quarter 2012, unchanged from RMB38.5 million in third quarter 2011.

	For the three months ended December 31,
	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)

Operating expenses:
Research and development expenses	12,884	19,184	3,049
Sales and marketing expenses	11,781	10,433	1,658
General and administrative expenses	30,481	22,237	3,534
Other income and expense	—	(1,584)	(252)

Total operating expenses	55,146	50,270	7,989

Non-IFRS operating expenses:
Research and development expenses	10,790	16,584	2,635
Sales and marketing expenses	10,742	9,446	1,501
General and administrative expenses	17,011	14,101	2,242
Other income and expense	—	(1,584)	(252)

Total non-IFRS operating expenses	38,543	38,547	6,126

Non-IFRS operating expenses is defined as operating expenses excluding share-based compensation expenses and one-time items such as IPO marketing expenses. The discussion and analysis below focus on non-IFRS operating expenses, as the Company believes it is more useful to investors to understand the Company’s operating activities.

Excluding other income and expense which was mainly comprised of government grants, non-IFRS operating expenses representing research and development expenses, sales and marketing expenses and general and administrative expenses increased 4.1% in third quarter 2012 to RMB40.1 million (US$6.4 million) from RMB38.5 million in third quarter 2011. The increase was primarily due to the increase in headcount, as described below, which was partially offset by lower bonuses.

	As of December 31,
	2010	2011	% change

Headcount
Operations	98	162	65.3%
Research and development	258	355	37.6%
Sales and marketing	110	119	8.2%
General and administrative	65	87	33.8%

Total Headcount	531	723	36.2%

The Company’s employee headcount increased 36.2% to 723 as of December 31, 2011 from 531 as of December 31, 2010. The increase in headcount was to support Android and community based business strategies.

Net profit and EPS

Net profit in third quarter 2012 was RMB6.4 million (US$1.0 million), down 96.6% compared to third quarter 2011.

Non-IFRS net profit in third quarter 2012 increased 42.7% to RMB18.9 million (US$3.0 million) from RMB13.3 million in third quarter 2011.

Basic and diluted earnings per common share in third quarter 2012 were RMB0.02 (US$0.00) and basic and diluted earnings per ADS were RMB0.20 (US$0.03).

Non-IFRS basic and diluted earnings per common share in third quarter 2012 were RMB0.07 (US$0.01), and non-IFRS basic and diluted earnings per ADS were RMB0.59 (US$0.09).

The weighted average number of ADSs used to calculate basic and diluted earnings per ADS for third quarter 2012 were 32,173,725.

Each ADS represents eight common shares.

Common Shares

Sky-mobi had 257,389,800 common shares outstanding as of December 31, 2011 and December 31, 2010.

Other Operating Data

The following table sets forth total user downloads of our single-user applications and contents titles for the period indicated:

	For the three months ended December 31,		% change
In millions	2010	2011

Application Store
User visits	3,541.6	3,583.3	1.2%

Single-user applications and contents downloads
Single-player games	317.2	304.3	-4.1%
Multimedia applications and content titles	143.3	121.6	-15.1%
Other single-user applications	385.2	292.5	-24.1%

Total Single-user applications and contents downloads	845.7	718.4	-15.1%

The following table sets forth the number of registered, active members and member log-ins in our Maopao Community as of the date indicated:

	As of December 31,		% change
In millions	2010	2011

Number of registered members	58.6	144.1	146.0%

	For the three months ended December 31,		% change
In millions	2010	2011

Maopao Community
Number of active members	10.4	16.9	62.7%
Number of member log-ins	761.2	1,101.5	44.7%

Business Outlook

For the fiscal fourth quarter 2012 ending March 31, 2012, Sky-mobi expects total revenues to be in the range of RMB168 million to RMB178 million.

Revenues for the fiscal year ending March 31, 2012 are expected to be in the range of RMB 674 million to RMB 684 million.

These are Sky-mobi’s current projections, which are subject to change. You are cautioned that operating results in third quarter 2012 are not necessarily indicative of operating results for any future periods.

Other Announcements

The Company also announced the promotion of Mr. David Qin Yan, Vice President of the Company, to Chief Operating Officer (COO), effective February 13, 2012. In this position, Mr. Yan will be responsible for oversight of the operation and management of application store and online games business.

Mr. Yan had previously been serving as Vice President of the Company. Since joining the Company in 2007, he has demonstrated strong leadership in guiding the developments of Sky-mobi’s application store and online games business since 2010, as well as its overseas business since September 2007.

“I am pleased to announce the promotion of David, who has demonstrated outstanding leadership, management ability, and passion for working at Sky-mobi,” commented Mr. Michael Tao Song, Sky-mobi’s Chairman and Chief Executive Officer. “I am confident in his ability to contribute in the further growth of our Company.”

Conference Call and Webcast

Sky-mobi’s management team will host a conference call today February 15, 2012 at 8:00 AM ET, (or 5:00 AM U.S. Pacific Time and 9:00 PM, February15, 2012 Beijing/Hong Kong time). A live audio webcast of the conference call will be available on Sky-mobi’s website at http://ir.sky-mobi.com/events.cfm. To listen to the conference call, please use the dial in numbers below:

USA Toll Number: 1-877-275-8968

International: +1-706-643-1666

Passcode: 47616993

A replay of the call will be available for two weeks following the call and can be accessed on the Company website or by dialing the numbers below:

USA Toll Number: 1-855-859-2056

International: +1-404-537-3406

Passcode: 47616993

About Non-IFRS Financial Measures

To supplement its consolidated financial statements presented in accordance with International Financial Reporting Standards, or IFRS, Sky-mobi uses several non-IFRS financial measures defined below. The Company believes both management and investors benefit from referring to non-IFRS financial measures in assessing the Company’s performance and prospects for the future. Specifically, the Company believes that non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of the Company’s operating performance.

The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with IFRS. A limitation of using non-IFRS cost of revenues, gross profit, operating expenses, profit from operations, net profit and net profit per share is that these non-IFRS measures exclude the share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the IFRS amounts excluded from each non-IFRS measure. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures to comparable IFRS measures” contained elsewhere in this release.

Definitions of Non-IFRS Measures

Non-IFRS cost of revenues is defined as cost of revenues excluding share-based compensation expenses.

Non-IFRS gross profit is defined as revenues less non-IFRS cost of revenues.

Non-IFRS operating expenses is defined as operating expenses excluding share-based compensation expenses and one-time items such as IPO marketing expenses.

Non-IFRS profit from operations is defined as Non-IFRS gross profit less non-IFRS operating expenses.

Non-IFRS net profit is defined as non-IFRS profit from operations plus/minus other gains or losses, less finance cost, share of results of associates and income tax, excluding non-cash expenses from changes of fair value of preferred shares and warrants, and non-operating one-time items such as reversal of withholding tax on shareholder’s dividend.

Non-IFRS basic and diluted earnings per common share/ADS are defined as non-IFRS profit after tax divided by weighted average outstanding shares/ADSs during the period.

Explanatory Notes

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2939 to US$1.00, the exchange rate as average exchange rate during the quarter as set forth in the H.10 statistical release of the Federal Reserve Board.

When calculating number of users of Maopao application store, Sky-mobi counts an individual who uses a particular handset with a particular SIM card to access Maopao as one user. Therefore, an individual who accesses Maopao through one handset with two SIM cards separately will be counted as two users, while an individual who accesses Maopao through two handsets using the same SIM card will also be counted as two users.

The number of downloads of application and content titles on Maopao refers to the number of requests made by mobile users for downloading a particular application or a content title, or for authorization to access to a specified feature of a particular application or a content title from Maopao. There may be multiple download requests made by a user for an application depending on the complexity of the application and whether interruptions occurred during the downloading process.

The number of active members of the Maopao Community refers to the number of registered members who logged on to the Maopao Community at least twice during a month for the relevant quarter.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including the statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include the effectiveness, profitability, and marketability of the Company’s solutions; the Company’s limited operating history; measures introduced by the PRC government and mobile network operators aimed at mobile applications-related services; the Company’s ability to maintain cooperation relationships with handset companies, content providers and payment service providers; its dependence on mobile service providers, and ultimately mobile network operators, for the collection of a substantial majority of its revenues; billing and transmission failures, which are often beyond the Company’s control; its ability to compete effectively; its ability to capture opportunities in the expected growth of the smart phone market; its ability to obtain and maintain all applicable permits and approvals; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on August 17, 2011. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited operates the leading mobile application store in China as measured by revenues in 2010, according to Analysys International. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download, and enjoy a range of applications and content, such as single-player games, mobile music, and books. The Company’s Maopao store enables mobile applications and content to be downloaded and run on various mobile handsets with different hardware and operating system configurations. The Company also operates a mobile social network community in China, the Maopao Community, where it offers mobile social games, as well as applications and content with social network functions to its registered members. The Company is based in Hangzhou, the People’s Republic of China. For more information, please visit: www.sky-mobi.com.

The Sky-mobi Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8458

FINANCIAL TABLES FOLLOW

Sky-mobi Limited

Unaudited Consolidated Statements of Comprehensive Income Data (IFRS)

	For the three months ended			For the nine months ended
	December 31,			December 31,
	2010	2011	2011	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

Revenues	161,155	167,313	26,584	497,836	506,527	80,480
Cost of revenues	(112,113)	(114,548)	(18,200)	(348,334)	(348,551)	(55,380)

Gross profit	49,042	52,765	8,384	149,502	157,976	25,100

Research and development expenses	(12,884)	(19,184)	(3,049)	(37,715)	(50,885)	(8,085)
Sales and marketing expenses	(11,781)	(10,433)	(1,658)	(31,458)	(29,446)	(4,679)
General and administrative expenses	(30,481)	(22,237)	(3,534)	(73,623)	(64,719)	(10,283)
Other income and expenses	—	1,584	252	—	3,854	613
Total operating expenses	(55,146)	(50,270)	(7,989)	(142,796)	(141,196)	(22,434)

Profit (loss) from operations	(6,104)	2,495	395	6,706	16,780	2,666

Other gains and losses	2,786	5,066	805	12,966	7,666	1,219
Finance cost	—	—	—	(4,333)	—	—
Share of results of associates	(829)	(275)	(44)	(3,564)	(735)	(117)

Gain on changes in fair value of convertible redeemable preferred shares	166,304	—	—	106,684	—	—

Gain on changes in fair value of warrants	11,428	—	—	7,377	—	—

Profit before tax	173,585	7,286	1,156	125,836	23,711	3,768
Income tax benefit (expense)	11,119	(924)	(147)	5,302	(2,775)	(441)

Profit for the period	184,704	6,362	1,009	131,138	20,936	3,327

Total comprehensive profit for the period	184,704	6,362	1,009	131,138	20,936	3,327

Total profit and comprehensive income attributable to Owners of the company	184,872	6,389	1,013	131,681	20,966	3,332
Non-controlling interests	(168)	(27)	(4)	(543)	(30)	(5)

	184,704	6,362	1,009	131,138	20,936	3,327

Earnings (loss) per common share
Basic	1.06	0.02	0.00	0.83	0.08	0.01
Diluted	(0.01)	0.02	0.00	0.04	0.08	0.01

Weight average number of ADS
Basic	20,989,754	32,173,725		19,666,557	32,173,725
Diluted	26,383,060	32,173,725		25,868,180	32,329,210

Weight average number of shares
Basic	167,918,033	257,389,800		157,332,452	257,389,800
Diluted	211,064,482	257,389,800		206,945,437	258,633,677

Unaudited Reconciliations of non-IFRS financial measures

to comparable IFRS financial measures

	For the three months ended			For the nine months ended
	December 31,			December 31,
	2010	2011	2011	2010	2011	2011
In thousands	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
(Except for share and per share data)

IFRS cost of revenues	(112,113)	(114,548)	(18,200)	(348,334)	(348,551)	(55,380)
Less: share-based compensation expenses	457	827	131	1,377	2,510	399

Non-IFRS cost of revenues	(111,656)	(113,721)	(18,069)	(346,957)	(346,041)	(54,981)

IFRS gross profit	49,042	52,765	8,384	149,502	157,976	25,100
Add: share-based compensation expenses	457	827	131	1,377	2,510	399

Non-IFRS gross profit	49,499	53,592	8,515	150,879	160,486	25,499

Total IFRS operating expenses	(55,146)	(50,270)	(7,989)	(142,796)	(141,196)	(22,434)
Less: share-based compensation expenses	12,944	11,723	1,863	35,813	35,152	5,585
Less: IPO expenses charged into current expenses	3,659	—	—	3,659	—	—
Total non-IFRS operating expenses	(38,543)	(38,547)	(6,126)	(103,324)	(106,044)	(16,849)

IFRS profit from operations	(6,104)	2,495	395	6,706	16,780	2,666
Add: share-based compensation expenses	13,401	12,550	1,994	37,190	37,662	5,984
Add: IPO expenses charged into current expenses	3,659	—	—	3,659	—	—

Non-IFRS Profit from operations	10,956	15,045	2,389	47,555	54,442	8,650

IFRS Profit for the period	184,704	6,362	1,009	131,138	20,936	3,327
Add: share-based compensation expenses	13,401	12,550	1,994	37,190	37,662	5,984
Add: IPO expenses charged into current expenses	3,659	—	—	3,659	—	—
Less: gain on changes in fair value of warrants	(11,428)	—	—	(7,377)	—	—

Less: gain on changes in fair value of convertible redeemable preferred shares	(166,304)	—	—	(106,684)	—	—

Less: exchange gain relating to change in fair value of warrants	(2,474)	—	—	(12,240)	—	—
Less: Reversal of withholding tax on shareholder’s dividend	(8,305)			(8,305)

Non-IFRS net profit for the period	13,253	18,912	3,003	37,381	58,598	9,311

Non-IFRS earnings per common share
Basic	0.08	0.07	0.01	0.24	0.23	0.04
Diluted	0.06	0.07	0.01	0.18	0.23	0.04

Weight average number of shares
Basic	167,918,033	257,389,800		157,332,452	257,389,800
Diluted	211,064,482	257,389,800		206,945,437	258,633,677

Sky-mobi Limited

Unaudited Consolidated Statements of Financial Position (IFRS)

	As of	As of
	September 30,	December 31,	December 31,
	2011	2011
In thousands	(RMB)	(RMB)	(US$)

ASSETS
Current assets
Cash and cash equivalents	272,621	153,224	24,345
Term deposits	283,549	323,009	51,321
Structured deposits	—	80,000	12,711
Loan receivable	—	19,663	3,124
Trade and other receivables	85,930	88,688	14,091
Amounts due from related parties	3,070	1,115	177

Total current assets	645,170	665,699	105,769

Non-current assets
Property and equipment	41,464	38,244	6,076
Investments in associates	1,140	864	137
Available-for-sale investments	—	900	143
Other non-current assets	963	1,617	257
Deferred tax assets	4,756	3,496	555

Total non-current assets	48,323	45,121	7,168

Total assets	693,493	710,820	112,937

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	132,677	130,351	20,711
Income tax liabilities	10,543	10,205	1,621
Amounts due to related parties	1,185	867	138
Deferred revenue	7,906	9,176	1,458

Total current liabilities	152,311	150,599	23,928

Total liabilities	152,311	150,599	23,928

Equity
Share capital	92	92	15
Share premium	635,116	635,116	100,910
Reserves	139,050	151,600	24,087
Deficit	(233,330)	(226,941)	(36,059)

Equity attributable to owners of the Company	540,928	559,867	88,953
Non-controlling interests	254	354	56

Total equity	541,182	560,221	89,009
Total equity and liabilities	693,493	710,820	112,937

CONTACT:

Sky-mobi Limited

Mr. Carl Yeung, CFO

Phone: + (86) 571-87770978 (Hangzhou)

Email: ir@sky-mobi.com

CCG Investor Relations

Elaine Ketchmere, Partner and VP

Phone: +(1) 310-954-1345 (Los Angeles)

Email: elaine.ketchmere@ccgir.com